                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)Final

                    Under the Securities Exchange Act of 1934



                            The Diana Corporation
-----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $0.01
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   252790100
-----------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                           Michael J. Kaplan, Esq.
                     WisdomTree Capital Management, Inc.
                          1633 Broadway, 38th Floor
                          New York, New York 10019
                               (212) 843-2782
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                October 8, 1996
-----------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                  Check the following box if a fee is being paid with this statement: [ ]

                               SCHEDULE 13D

CUSIP No.  252790100

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                    I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             254,500 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         254,500 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     254,500 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  252790100

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                            I.D. #13-3729430

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             225,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         225,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     225,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  252790100

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             29,500 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         29,500 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     29,500 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  252790100


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Russell L. Anmuth                                  I.D. ####-##-####


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     PF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         605 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             254,500 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         605 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         254,500 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     255,105 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%

14   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated October 17, 1996, relates to the common stock, no par value (the "Common Stock") of The Diana Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Statement relates to the original filing on Schedule 13D, filed January 22, 1996, Amendment #1 to that Schedule, filed April 23, 1996, and Amendment #2 to that Schedule, being the most recent amendment prior hereto, filed September 25, 1996, made by WisdomTree Associates, L.P., WisdomTree Offshore, Ltd., WisdomTree Capital Management, Inc., Jonathan
L. Steinberg, and Russell L. Anmuth, and this Statement, which is Amendment #3 to such Schedule 13D, shall be deemed the final amendment to this Schedule 13D and to restate the filing in its entirety. The address of the principal executive office of the Company is 8200 West Brown Deer Road, Milwaukee, Wisconsin 53223-1706. As reported in its Form 10-Q for the fiscal quarter ended July 20, 1996, as of August 15, 1996 the Company had 5,028,590 shares of Common Stock outstanding; additionally, in September 1996 the Company declared a 5% Common Stock dividend, and; accordingly, this Schedule assumes 5,280,020 shares of Common Stock to be outstanding.


Item 2.           Identity and Background.

                  This Statement is being filed by WisdomTree Associates, L.P. ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore"), WisdomTree Capital Management, Inc. ("WTInc"), and Russell L. Anmuth (which entities/person are hereinafter sometimes collectively referred to as the "Reporting Entities") which entities may together be deemed to be a "group", although the Reporting Entities disclaim group membership.


                  WTAssociates is a limited partnership organized under the laws of the State of New York, with a business address at WisdomTree Associates, L.P., 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTAssociates is as a private fund that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less.


                  WTOffshore is a limited liability corporation organized under the laws of the Cayman Islands, with a business address at WisdomTree Offshore, Ltd., Zephyr House, 5th Fl., P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of WTOffshore is as a private offshore fund that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less. The officers and directors of WTOffshore, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:


         Name                               Citizenship       Position; Other Occupation and Address
	 ----                               -----------       --------------------------------------
         Jonathan L. Steinberg              USA               Vice President
         Scot Rosenblum                     USA               Chairman, Vice President and Director
         Christopher Wetherhill             Bermuda           President and Director;
                                                              Executive Officer
                                                              The Hemisphere Group Limited
                                                              Hemisphere House
                                                              9 Church Street
                                                              Hamilton, Bermuda
         Charles Quin                       Cayman Is.        Director;
                                                              Partner
                                                              Quin & Hampson
                                                              George Town,
                                                              Grand Cayman, Cayman Islands


                  WTInc is a corporation organized under the laws of the State of New York, with a business address at WisdomTree Capital Management, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. WTInc is the General Partner of WTAssociates and is the Investment Manager of WTOffshore. The principal business of WTInc is the management of WTAssociates. The officers and directors of WTInc, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:


         Name                               Citizenship       Position; Other Occupation and Address
	 ----                               -----------       --------------------------------------
         Jonathan L. Steinberg              USA               Chairman, Chief Executive Officer,
                                                              Treasurer and Director
         Robert Schmidt                     USA               President and Director
         Scot Rosenblum                     USA               Vice President, Secretary and Director
         Russell Anmuth                     USA               Vice President


Messrs. Steinberg and Anmuth are the officers of WTInc principally involved in investment decisions required of WTInc respecting funds managed by WTInc, which investment discretion may include the power to vote and/or dispose of acquired securities.

                  WisdomTree Advisors, LLC ("WTLlc") is a limited liability corporation organized under the laws of the State of New York, with a business address at WisdomTree Capital Advisors, LLC, 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTLlc is providing portfolio consulting and/or administrative services, which were provided to WTAssociates, WTOffshore, and WTInc. During the fourth fiscal quarter of 1995 and the first three fiscal quarters of 1996. The majority stockholder and controlling person of WTLlc is WTInc. WTLlc has not been involved in investment decisions respecting securities owned by WTAssociates and/or WTOffshore.


                  WTInc is a wholly-owned subsidiaries of Individual Investor Group, Inc. ("IIG"), a corporation organized under the laws of the State of Delaware, with a business address at Individual Investor Group, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. The principal businesses of IIG are as an investment manager and as a financial services company which publishes and markets Individual Investor magazine, Ticker magazine, and Individual Investor's Special Situations Report. The officers and directors of IIG, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:


         Name                               Citizenship       Position; Other Occupation and Address
	 ----                               -----------       --------------------------------------
         Jonathan L. Steinberg              USA               Chairman, Director and
                                                              Chief Executive Officer
         Robert Schmidt                     USA               President, Chief Operating Officer
                                                              Director
         Scot Rosenblum                     USA               Vice President, Secretary and
                                                              Director
         Henry Clark                        USA               Controller and Assistant Secretary
         Peter M. Ziemba                    USA               Assistant Secretary
         Bruce Sokoloff                     USA               Director;
                                                              Executive Vice President
                                                              Reliance Group Holdings, Inc.
                                                              55 East 52nd Street
                                                              New York, New York 10055


                  Jonathan L. Steinberg is the Chairman and Chief Executive Officer of IIG and may be deemed to be a controlling person of IIG, WTInc, WTLlc, and thereby also deemed to be a controlling person of each of WTAssociates and WTOffshore.

                  Russell L. Anmuth is a Vice President of WTInc and is a co-manager with Mr. Steinberg in the management of funds over which WTInc and/or WTLlc have investment discretion.

                  Messrs. Steinberg, Rosenblum, Schmidt and Anmuth are also each Limited Partners of WTAssociates.

                  During the last five years, neither the Reporting Entities nor, to the best of the Reporting entities' knowledge, any of the other persons identified in the foregoing Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the close of business on October 15, 1996, WTAssociates owned 225,000 shares of Common Stock acquired in brokered transactions, and including also Common Stock issued as a dividend, for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $1,420,634.16. The source of funds for acquisition of such Common Stock was available investment capital of WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                  As of the close of business on October 15, 1996, WTOffshore owned 29,500 shares of Common Stock acquired in brokered transactions, and including also common Stock issued as a dividend, for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $612,701.40. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                  As of the close of business on October 15, 1996, Russell L. Anmuth owned 605 shares of Common Stock acquired in brokered transactions, and including also Common Stock issued as a dividend, for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $24,250.53. The source of funds for acquisition of such Common Stock was available personal funds of Mr. Anmuth and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

Item 4.           Purpose of Transaction.

                  WTAssociates, WTOffshore and Mr. Anmuth have acquired the Common Stock owned by each of them for investment purposes. Each entity will continuously evaluate its investment in the Common Stock based on factors including, among others they may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. WTAssociates, WTOffshore and Mr. Anmuth each expressly reserves the right to increase or decrease its holdings of Common Stock on such terms or at such times as it may determine. Any purchase or sale of Common Stock may be executed in the open market or in one or more privately negotiated transactions.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons and entities listed in Item 2 hereof, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but each of the Reporting Entities retains the right to take all such actions as each may deem appropriate to maximize capital appreciation in the Common Stock owned by WTAssociates, WTOffshore and Mr. Russell Anmuth, respectively.


Item 5.           Interest in Securities of the Issuer.

                  (a) As of the close of business on October 15, 1996, WTAssociates was the record owner and had direct beneficial ownership of 225,000 shares (after dividend), or approximately 4.3% of the outstanding Common Stock.

                  As of the close of business on October 15, 1996, WTOffshore was the record owner and had direct beneficial ownership of 29,500 shares (after dividend), or approximately .6% of the outstanding Common Stock.

                  As of the close of business on October 15, 1996, Russell L. Anmuth was the record owner and had direct beneficial ownership of 605 shares (after dividend), or approximately nil percent of the outstanding Common Stock.

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 254,500 shares, or approximately 4.8% of the outstanding Common Stock owned of record by WTAssociates and WTOffshore.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have indirect beneficial ownership of the Common Stock owned of record by WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg, Schmidt, Rosenblum and Anmuth may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

                  (b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 225,000 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as

General Partner of WTAssociates, is generally vested with sole control of such matters.

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the 29,500 shares of Common Stock as to which WTOffshore is the record owner is shared between WTInc. and WTOffshore, although WTInc, as Investment Manager of WTOffshore, is generally vested with sole control of such matters.

                  Russell L. Anmuth has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 605 shares of Common Stock which he owns of record.

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 225,000 shares of Common Stock as to which WTAssociates and WTOffshore are the aggregate record owners and/or the 605 shares of Common Stock as to which Mr. Anmuth is the record owner..

                  (c) Information concerning transactions in Common Stock effected by the Reporting Entities is set forth in Exhibit A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Exhibit A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

                  (d)               Not applicable.

                  (e)               Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the agreement of limited partnership of WTAssociates, WTInc, as general partner, (i) is generally vested with all investment discretion respecting securities owned by WTAssociates, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTLlc may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  Pursuant to an investment management agreement between WTOffshore and

WTInc, as investment manager WTInc. (i) is generally vested, subject to the control of WTOffshore's Board of Directors, with all investment discretion regarding securities owned by WTOffshore, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1.5% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTLlc may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  WTAssociates and WTOffshore have no agreement, arrangement or understanding to act in concert with respect to the Common Stock, nor is WTInc and/or WTLlc under any obligation to exercise the power to vote or dispose of securities owned by both WTAssociates and/or WTOffshore in any concerted fashion.

                  Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Entities, nor are there any contracts, arrangements, understanding or relationships between the Reporting Entities and the other persons and entities included in
Item 2, or, to the best knowledge of the Reporting Entities, between the persons and entities included in Item 2, with respect to the Common Stock.


Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -  Transactions in Common Stock
                  Exhibit B -  Form of Margin Agreement
                               (incorporated herein by reference to the Exhibit to the Schedule 13D with respect to the Common Stock, $0.01 par value, of Target Technologies, Inc. filed on behalf of the Reporting Entities, dated March 20, 1996).

EXHIBIT A

WisdomTree Associates, L.P.

Date              Per Share $ Price         # Shares Acquired (Disposed)
----              -----------------         ----------------------------

08/24/95          8.53                      20,000
08/25/95          9.76                      40,000
08/25/95          9.29                      50,000
08/25/95          9.65                      50,000
08/28/95          10.04                     10,000
09/29/95          13.03                     15,000
01/16/96          12.97                     2,000
01/16/96          13.36                     1,500
01/17/96          14.38                     16,500
01/29/96          15.86                     1,500
01/30/96          15.30                     500
01/31/96          15.85                     23,000
02/12/96          16.56                     2,850
08/22/96          33.30                     (10,000)
09/09/96          46.84                     (10,000)
09/12/96          45.17                     (2,200)
10/08/96          36.16                     (1,750)
10/10/96          33.76                     (700)
10/10/96          34.16                     (3,555)
12/95             Dividend                  9,250
09/96             Dividend                  11,105

WisdomTree Offshore, Ltd.

Date              Per Share $ Price         # Shares Acquired (Disposed)
----              -----------------         ----------------------------

01/11/96          16.32                     3,000
01/11/96          16.39                     3,000
01/12/96          14.55                     500
01/12/96          13.27                     500
02/09/96          15.52                     3,000
02/12/96          16.56                     2,850
07/09/96          41.55                     2,150
07/10/96          41.10                     1,000
07/11/96          42.19                     500
07/12/96          41.74                     100
07/15/96          39.38                     1,400
07/15/96          40.69                     500
07/15/96          38.74                     500
07/16/96          32.89                     1,000
07/16/96          32.10                     1,000

07/16/96          30.70                     5,000
07/22/96          26.04                     2,000
07/23/96          27.85                     500
07/24/96          21.58                     750
07/25/96          23.80                     550
07/29/96          23.28                     2,500
07/29/96          24.96                     2,500
09/12/96          45.18                     (2,800)
09/18/96          40.06                     (850)
09/19/96          40.14                     200
10/09/96          34.63                     (1,900)
10/10/96          34.15                     (1,400)
10/11/96          32.92                     (500)
09/96             Dividend                  1,750


Russell L. Anmuth

Date              Per Share $ Price         # Shares Acquired (Disposed)
----              -----------------         ----------------------------
08/30/95          8.69                      2,500
09/22/95          10.31                     3,000
11/17/95          16.86                     500
12/13/95          21.19                     500
01/11/96          15.64                     600
01/12/96          14.65                     125
02/15/96          15.81                     3,000
02/21/96          14.19                     500
02/29/96          19.56                     1,000
03/01/96          19.94                     1,500
03/01/96          20.69                     500
03/28/96          20.69                     1,000
04/11/96          36.00                     1,000
04/11/96          36.13                     500
04/16/96          41.13                     2,000
04/29/96          46.45                     1,950
05/08/96          54.00                     2,500
05/08/96          60.13                     500
05/08/96          61.38                     500
05/15/96          76.63                     500
05/31/96          95.18                     500
06/03/96          97.50                     250
06/05/96          94.00                     100
06/05/96          96.25                     200
06/05/96          94.50                     100
06/05/96          94.38                     100

06/05/96          99.50                     250
06/07/96          81.00                     100
06/10/96          79.50                     500
07/23/96          22.63                     (5,000)
07/23/96          22.38                     (6,000)
07/23/96          24.00                     (1,000)
07/23/96          22.03                     (5,000)
07/24/96          21.43                     (9,600)
12/95             Dividend                  325
09/96             Dividend                  5

SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   October 17, 1996          WISDOMTREE ASSOCIATES, L.P.

                                   By:      WisdomTree Capital Management, Inc.
                                            General Partner


                                   By:           /s/ Scot Rosenblum
                                            Name:    Scot Rosenblum
                                            Title:   Vice President


Dated: October 17, 1996            WISDOMTREE OFFSHORE, LTD.


                                   By:           /s/ Scot Rosenblum
                                            Name:    Scot Rosenblum
                                            Title:   Director

Dated:   October 17, 1996          WISDOMTREE CAPITAL MANAGEMENT, INC.


                                   By:           /s/ Scot Rosenblum
                                            Name:    Scot Rosenblum
                                            Title:   Vice President


Dated:   October 17, 1996              /s/  Russell L. Anmuth
                                            Russell L. Anmuth